EXHIBIT 4.15

February 17, 2006

Alan Donze
245 Coast Boulevard
Suite B-1
La Jolla, CA 92037

Dear Alan:

It is my pleasure to offer you a position with IsoTis OrthoBiologics, Inc., based in Irvine, California.

As you know, this organization brings a variety of opportunities and challenges that are expected to pay off significantly for everyone with a positive, entrepreneurial attitude who achieves outstanding results. Our future success depends on the achievement of outstanding individual, division, and corporate results and I feel your contribution will be mutually rewarding.

This letter describes the outlines of your employment and compensation, which will be further and definitely defined in a standard Management Team employment agreement to be signed by both parties.

EMPLOYMENT:

Your start date will be:	February 21, 2007.

This is a full-time, exempt, regular position: Vice President of Sales reporting to Pieter Wolters, President & CEO.

COMPENSATION

1. Compensation Level #1:	$200,000. Annualized Base Salary, (payable on a bi-weekly basis)

2. Compensation Level #2:

Potential bonus of $120,000.00 sales commission for 2006.  The program is based on corporate objectives as laid out in the bonus program. At year end 2006 a $30,000 corporate bonus at the discretion of the CEO.

3. Compensation Level #3:	$500. Monthly Auto Allowance.

4. Compensation Level #4:

300,000 Stock options, to be granted with an exercise price equal to the average SWX closing price of the 5 trading days preceding February 21, 2006.  You will receive copies of the stock option plan and an award agreement describing the terms and conditions of these options after your employment begins.  IsoTis options are administered by an electronic data system of the UBS Bank, and you will receive information on how to access this system from the UBS bank directly.

BENEFITS

You will be eligible to begin participating in the IsoTis benefits program starting first of the month after 30 days of employment. Benefits include medical, dental, vision, Long Term Disability, 401K and life insurance. IsoTis will pay for the health care premiums for you and your dependents (medical, dental, vision, Long Term Disability, life insurance).  IsoTis provides all full-time employees with 11 company paid holidays. You will accrue four weeks (20 days) of paid time off (PTO) annually.

CONTINGENCIES

This offer of employment is contingent upon the following:

•	Satisfactory completion of a background check

•

Your ability to provide proof of citizenship and/or right to work documentation no later than close of business on you first day of employment.  Please refer to the list of acceptable forms of documentation as described on the I-9 form to be provided;

•

Your completion of the IsoTis Confidentiality Agreement. A copy of this document has been attached and should be completed and submitted to the Human Resources Department on your first day of employment;

•	Please bring your Social Security Card on the first day of employment for payroll verification.

IsoTis OrthoBiologics, Inc is an at-will employer, and cannot guarantee employment for any specific duration. You are free to resign, and IsoTis is entitled to terminate your employment at any time, with or without cause. This provision can only be changed or revoked by the CEO, and cannot be changed by any express or implied agreement based on statements or action by any employee or supervisor.

This letter sets forth the entire agreement between you and IsoTis. Once signed by you, it will become a legally binding and will supersede all prior discussions, promises, and negotiations.

To accept this offer, simply sign in the space provided below and confirm your anticipated start date. Please fax a signed copy of this letter to me at (949) 595-8703, and return the original signed letter by mail or in person.

Alan, I am very pleased to welcome you to the IsoTis team. Please do not hesitate to contact me if you have any questions.

Sincerely,

/s/ Pieter Wolters

Pieter Wolters
President & CEO

I agree to the terms stated in this letter.

/s/ Alan Donze	February 17, 2006
Date
Alan Donze